Exhibit 3.1

CERTIFICATE OF FORMATION

OF

VME COMPANIES, INC.

The undersigned, acting as the sole organizer of a for-profit corporation under the provisions of the Texas Business Organizations Code, as amended (the “TBOC”), hereby adopts the following Certificate of Formation:

ARTICLE I
Entity Name and Type

The filing entity is a for-profit corporation. The name of the entity is “VME Companies, Inc.” (the “Corporation”).

ARTICLE II
Registered Agent and Registered Office

The initial registered agent of the Corporation is a corporation by the name of VME Process, Inc. The business address of the registered agent and the registered office is 3300 S. Broadway Avenue, Suite 205, Tyler, Texas 75701.

ARTICLE III
Initial Director

The powers of the organizer shall terminate upon filing of this Certificate of Formation. The number of directors constituting the initial board of directors of the Corporation shall be one (1) and the names and addresses of the persons who are to serve as the initial directors until the first annual meeting of shareholders or until their respective successors are elected and qualified are as follows:

Name	Address

Michael Thomas	3300 S. Broadway Avenue, Suite 205 Tyler, Texas 75701

ARTICLE IV
Name and Address of Organizer

The name and address of the sole organizer of the Corporation are Michael Thomas, 3300 S. Broadway Avenue, Suite 205, Tyler, Texas 75701.

ARTICLE V
Authorized Shares

The aggregate number of shares of all classes of stock which the Corporation has authority to issue is one hundred million (100,000,000) shares of common stock with a par value of $0.001 per share (“Common Stock”).

ARTICLE VI
Purpose

The purpose for which the Corporation is organized is for the transaction of any or all lawful business for which a for-profit corporation may be organized under the TBOC.

ARTICLE VII
LiABILITY OF DIRECTORS

No director shall be personally liable to the Corporation or its shareholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director’s duty of loyalty to the Corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) pursuant to Section 21.316 of the Texas Business Organizations Code or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Sixth shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

ARTICLE VIII
Effective date

This Certificate of Formation becomes effective when the document is filed by the Secretary of State of the State of Texas.

IN WITNESS WHEREOF, the undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument.

Dated: January 30, 2026	/s/ Michael Thomas
Michael Thomas
Organizer